SECUR

19008266

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ANNUAL AUDITED REPORT FORM X-17A-5A PART III

SEC FILE NUMBER
8- 69312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West 43rd Street, Penthouse (Mail to: 12th Floor)
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIMMY RONNKVIST 646-690-0586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jimmy Ronnkvist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPM Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____.

JEFFREY M MOY
Notary Public, State of New York
No. 01MO6067860
Qualified In Kings County
Commission Expires March 08, 2014 22

[signature] 2-26-19
Signature

Principal Financial Officer
Title

[signature] 2-26-2019
Notary Public

SEC Mail Processing
MAR 01 2019
Washington, DC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of NPM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NPM Securities, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2014.

February 28, 2019

NPM Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 1,050,000
Prepaid and other assets	36,529
Total assets	$ 1,086,529
Liabilities and member's equity	
Liabilities:	
Payable to Nasdaq, Inc.	$ 470,716
Total liabilities	470,716
Member's equity	615,813
Total liabilities and member's equity	$ 1,086,529

See accompanying notes to the Statement of Financial Condition.

NPM Securities, LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") is a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM" or the "Parent"), which is ultimately a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Company operates an alternative trading system ("ATS"). The ATS facilitates the purchase and sale of ownership interests in primary and secondary transactions in certain funds registered under the Investment Company Act of 1940, as amended ("1940 Act") ("Registered Funds")[1], business development companies ("BDCs"), funds that are not registered under the 1940 Act or the 1933 Act ("Private Funds"), other closed end funds that not Registered Funds ("Other Closed End Funds"), and private real estate investment trusts ("REITs" and collectively with Registered Funds, BDCs, Private Funds, and Other Closed End Funds, the "Alternative Funds Product Line").

In addition, the ATS facilitates primary and secondary transactions in private unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Securities Exchange Act of 1934) ("Exchange Act") whether domiciled in the U.S or outside of the U.S. ("Private Company Product Line").

The ATS will utilize all various price discovery and execution mechanisms, such as structured liquidity programs (liquidity programs in which issuers connect purchasers of equity securities with their existing stockholders and/or optionees and are identified or approved by the issuers) in the form of company buy backs, third-party tender offers, or auctions; one-off secondary transactions; primaries and subscriptions with respect to its product lines; provided, however, that the Company will not serve as an underwriter to any issuer.

The Company may act as an intermediary in depository, paying and escrow agent capacities in connection with the settlement of the purchase and sale of securities on the ATS. The Company is not be a member of any securities depositories or clearing corporations, and does not maintain brokerage accounts or maintain custody of any securities. The Company may receive securities, but will promptly transmit them to the issuer or its transfer agent. The issuer or its transfer agent (or other corporate record keeper) will provide the buyer with a stock certificate in either physical or book entry form. The Company manages and operates their business as one reportable segment.

[1] Registered Funds may also be registered under the Securities Act of 1933, as amended ("1933 Act").

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the SEC and in 53 U.S. states and territories, and is a FINRA member organization.

The Company is subject to regulation by the SEC, FINRA, and state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2018, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Company adopted this standard on January 1, 2018. The Company has assessed the impact and determined the adoption of this standard has no impact on the Statement of Financial Condition as the Company currently has no revenue arrangements.

2. Summary of Significant Accounting Policies (continued)

In August 2018, FASB released ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements on fair value measurements by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new requirements, mainly for Level 3 fair value measurements. The Company early adopted this standard as of July 1, 2018 on a prospective basis. The Company has assessed the impact and determined the adoption of this standard has no impact on the Statement of Financial Condition of the Company.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2018. The Company's cash is held by one financial institution in a non-interest bearing account.

Revenue

The Company's primary business is facilitating auctions for private assets, providing both buyers and sellers access to liquidity through a controlled marketplace. Revenue is recognized on the settlement date of the transaction. The Company engaged in one auction in 2018.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by its Parent, a U.S. partnership, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company uses the asset and liability method to provide income taxes on all transactions recorded in its Statement of Financial Condition. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained upon examination of its Parent, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is

2. Summary of Significant Accounting Policies (continued)

measured to determine the amount of benefit to be recognized for the portion of its share in the Statement of Financial Condition. Interest and/or penalties related to income tax matters are recognized in earnings.

The Company has determined that there are no uncertain tax positions as of December 31, 2018.

At December 31, 2018, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

NPM agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, occupancy and human resource services.

At December 31, 2018, $470,716 was recorded in payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable from or payable to Nasdaq.

In April 2018, the Company received a capital contribution of $500,000 from NPM.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by its Parent, a U.S. partnership, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). For income tax purposes, the Company is disregarded as an entity separate from its Parent. As a single-member LLC, the Company computes its provision for income taxes by applying the rate applicable to its Parent to the Company's own taxable income. Nasdaq directly owns and indirectly owns, via its subsidiaries, NPM, and on a combined basis, wholly owns NPM. Because the Company's Parent is a U.S. partnership, the Company would generally expect not to incur any income tax expense, with the potential exception of entity level taxes imposed on

4. Income Taxes (continued)

partnerships. With respect to each taxable period, NPM shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone tax provision, using the tax rate applicable to NPM. The Company has accrued a New York City Unincorporated Business Tax ("UBT") deferred tax asset of $3,037 as of the year ended December 31, 2018. The Company does not expect the asset will be recognized in the foreseeable future. As such, a full valuation allowance is recorded. There was no material change in valuation allowance from December 31, 2017.

The Company's effective tax rate differs from the UBT statutory tax rate due to the impact of income allocations outside of New York City ("NYC") and the recording of a valuation allowance. The Company has a NYC Net Operating Loss ("NOL") of $434,188, which will expire in 2036.

As noted above, the Company files part of NPM's federal, state and NYC UBT tax return and is subject to examination for the years 2015 through 2017.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the basic method provided by SEC Rule 15c3-1. At December 31, 2018, the Company had net capital of $579,284 which was $329,284 in excess of its required net capital, as of December 31, 2018, of $250,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) under the Exchange Act.

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

6. Commitments and Contingent Liabilities (continued)

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, and prepaid and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities, which include intercompany payables, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2019, the date as of which the Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of NPM Securities, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) NPM Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

Nasdaq

NPM Securities, LLC
15c3-3 Exemption Report

NPM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year January 1, 2018 to December 31, 2018 without exception.

I, Jimmy Ronnkvist, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Jimmy Ronnkvist
Chief Financial Officer
NPM Securities, LLC

February 28, 2019
Date

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of NPM Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of NPM Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating that the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation in Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY
Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NPM SECURITIES, LLC
311 WEST 43RD STREET
12TH FLOOR
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jimmy Ronnkvist (646) 690-0586

2. A.	General Assessment (item 2e from page 2)	$11
B.	Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid	( )
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	11
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$11

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NPM Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of February, 20 19.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,377
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 7,377
2e. General Assessment @ .0015	$ 11 (to page 1, line 2.A.)